NIOCORP DEVELOPMENTS LTD.

7000 South Yosemite Street, Suite 115

Centennial, CO 80112

February 6, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brain McAllister
Steve Lo
John Coleman
Karina Dorin
Laura Nicholson

Re:	NioCorp Developments Ltd.
Amendment No. 3 to Registration Statement on Form S-4
Filed January 31, 2023
File No. 333-268227

Ladies and Gentlemen:

NioCorp Developments Ltd., a company organized under the laws of the Province of British Columbia (“NioCorp,” the “Company,” “we,” or “our”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated February 3, 2023 (the “Comment Letter”) with respect to our Amendment No. 3 to Registration Statement on Form S-4 filed with the Commission on January 31, 2023 (the “Form S-4”).

An Amendment No. 4 to Registration Statement on Form S-4 is being filed with the Commission today (the “Amended Form S-4”). Below are the Company’s responses to the Comment Letter. For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter.

Amendment No. 3 to Registration Statement on Form S-4

Q: Will NioCorp obtain new financing in connection with the Transactions?, page 11

1.	Please disclose in this section the termination right under the Yorkville Convertible Debt Financing Agreement in the event that the First Debenture Closing does not occur on or prior to March 22, 2023, or tell us why you do not believe such information is material. We note your related disclosure on page 164.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 11 of the Amended Form S-4.

If you have any questions regarding these matters, please do not hesitate to contact Joel T. May of Jones Day at (404) 581-8967.

Sincerely yours,

/s/ Neal Shah

Neal Shah

Chief Financial Officer

NioCorp Developments Ltd.

Copies to:

Joel T. May, Jones Day

Andrew C. Thomas, Jones Day

C. Michael Chitwood, Skadden, Arps, Slate, Meagher & Flom LLP (counsel to GX)

Michael A. Civale, Skadden, Arps, Slate, Meagher & Flom LLP (counsel to GX)

Mark A. Smith, NioCorp Developments Ltd.